T3 MOTION, INC.
2990 Airway Avenue, Building A
Costa Mesa, CA 92626

January 24, 2014

Via Edgar and E-mail

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
Attn.:           Linda Cvrkel, Branch Chief

Re:
Response to SEC comments concerning Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed by T3 Motion, Inc. (the “Company”).

Dear Ms. Cvrkel:

We are submitting this response to your letter dated September 13, 2013 setting forth the staff’s comments regarding the above-referenced Annual Report on Form 10-K for the year ended December 31, 2012 (the “Annual Report”) and for the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (the “Quarterly Report”).  In your comments, you requested that we include certain disclosures in our future filings.

For your ease of reference, we have reproduced your comments in bold type below, and have followed each comment with our response thereto.  References in this letter to “we,” “our” or “us” mean T3 Motion and/or its advisors, as the context may require.

Form 10-K for the Year Ended December 31,2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 32

1.
Please expand your discussion of gross profit and sales and marketing expenses to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better.  For example, you state that pricing increases and cost containment resulted in improvements to unit profit margins which were offset by negative costing variances caused by low unit production and low per unit overhead allocation in the second half of 2012, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.  Your discussion of changes in R&D and general and administrative expenses should also be revised to quantify each reason for a significant change in the expense line item.

Securities and Exchange Commission
Division of Corporation Finance
Re:  T3 Motion, Inc.
January 24, 2014

Gross profit. Management’s efforts to continue to source lower product costs and increase production efficiencies was offset in part by cash constraints prior to the closing of the November 2012 debenture issuance.  The cash constraints resulted in vendor supply issues, lower units shipped and, as a result, lower cost savings than expected by management from improved economies of scale.  In 2012, gross profit was $477,207, or 10.6% of revenues, representing a per unit price of approximately $1,300 for units shipped, as compared to a gross profit of $588,234, or 11.1% of revenues for 2011, representing a price of $1,200 per unit shipped.  During 2012, management made inroads into improving gross profit margins and materials costs savings, which were not fully reflected in our financial results.  Per unit price increases, and increased accessories sold per unit, resulted in per unit revenue increase of approximately 9% from 2011 to 2012, and contributed an additional gross margin of approximately $900 per unit.  Material parts cost reductions per unit from 2011 to 2012 contributed approximately $1,000 in additional gross profit per unit, for a combined $1,900 per unit improvement in gross margin resulting from price increases and reduction in materials costs. These improvements were offset by negative labor and overhead costing variances (caused by low unit production in the second half of 2012) of approximately ($1,800) per unit sold.

Sales and marketing. Sales and marketing costs include salaries, consultant fees, commissions, trade shows, advertising, customer service, public relations, web marketing, and other costs associated with selling and marketing our T3 products.  Sales and marketing costs increased by $7,007, or 0.4%, to $1,728,790 for the year ended December 31, 2012, compared to the prior year. The increase in sales and marketing expense is attributable to the net effect of a reduction in trade shows of approximately $144,000, and offset by an increase in stock compensation expenses of approximately $46,000 and an approximately $100,000 increase in non-recurring consulting costs and marketing costs to develop the new North American reseller channel.

Research and development. Research and development costs include development expenses such as salaries, consultant fees, cost of supplies and materials for samples and prototypes, as well as outside services costs and, for 2011, an impairment charge to a tooling fixed asset. Research and development expense decreased by $1,068,637, or 52.0%, to $985,773 for the year ended December 31, 2012, compared to the prior year. The decrease was primarily attributable to a non-recurring expense related to the impairment of the deposit on a tooling fixed asset of approximately $900,000, and approximately $200,000 in reduction of expenses, each incurred in 2011 and attributable to building an R3 Series prototype, which included project related materials and consulting expenses.

Securities and Exchange Commission
Division of Corporation Finance
Re: T3 Motion, Inc.
January 24, 2014

General and administrative.  General and administrative expenses include officer compensation, salaries, bonuses, consulting fees, legal expenses, accounting and auditing fees, investor relations costs, board of directors costs, insurance, public company reporting costs and listing fees, and other costs related to corporate overhead. General and administrative expenses increased by $12,858, or 0.3%, to $4,055,167 for the year ended December 31, 2012 compared to the prior year. The increase was primarily due to an offsetting reduction in costs for a reduced facility and reduced investor relations costs of approximately $300,000, a reduction in stock compensation expenses of approximately $56,000 and offset by increases of approximately $335,000in headcount costs resulting from the hiring of additional officers.

Item 9A. Controls and Procedures, page 35

Internal Control over Financial Reporting, page 35

2.
We note your disclosure that "management has identified the following material weaknesses which have caused management to conclude that, as of December 31, 2012, our disclosure controls and procedures were not effective at the reasonable assurance level."  In light of the fact that this section should conclude on the effectiveness of internal controls and procedures over financial reporting, rather than disclosure controls and procedures (which includes a conclusion in the second paragraph of ltem 9A of your Form 10-K), please revise to appropriately disclose management's conclusion on the effectiveness of your internal controls over financial reporting as required by Item 308 of Regulation S-K.

Item 9A of the Form 10-K for the year ended December 31, 2012 included the following:

We conducted an evaluation, with the participation of our Chief Executive Officer and interim Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and interim Chief Financial Officer has concluded that as of December 31, 2012, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Securities and Exchange Commission
Division of Corporation Finance
Re: T3 Motion, Inc.
January 24, 2014

We propose to change this disclosure in subsequent filings to read as follows (changes from the above text are underlined for your convenience):

We conducted an evaluation, with the participation of our Chief Executive Officer and interim Chief Financial Officer, of the effectiveness of the design and operation of the internal control over financial reporting, including disclosure controls and procedures, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, our Chief Executive Officer and interim Chief Financial Officer has concluded that as of December 31, 2012, our internal controls over financial reporting, including disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Audited Financial Statements

Notes to the Financial Statements

Note 9. Related Party Notes Payable, page F-17
Loans from Ki Nam, our former Chief Executive Officer and Chairman, page F-18

3.
We note your disclosure that on May 19, 2011, you issued to Mr. Nam units convertible into 632,243 shares of common stock, 632,243 Class H warrants and 632,243 Class I warrants in consideration of the cancellation of the $2,212,851 of principal and accrued interest then due under the 2010 Note. Please explain to us how you accounted for this conversion of debt and tell us if any gain or loss was calculated on the conversion. If so, please explain how any gain or loss recognized was calculated or determined.

On May 19, 2011, we closed an underwritten initial public offering of 2,857,143 units of our securities at $3.50 per unit (the “Units”).  The Units were registered on Form S-1 (No. 333-171163) which was declared effective on May 13, 2011.  Each Unit consisted of one share of our common stock, one Class H warrant and one Class I warrant.  In connection with the closing of the initial public offering of Units we issued to Mr. Ki Nam, our former Chairman and Chief Executive Officer, 632,243 Units that consisted of 632,243 shares of common stock, 632,243 Class H warrants and 632,243 Class I warrants in consideration for his cancellation of $2,212,851 of principal and accrued interest owed to him under a promissory note (the “2010 Note”).  The total number of Units issued to Mr. Nam (632,243) was determined based on the $3.50 offering price of the Units issued to investors in the initial public offering.  The number of Units was calculated as follows:

Securities and Exchange Commission
Division of Corporation Finance
Re: T3 Motion, Inc.
January 24, 2014

Outstanding indebtedness under the 2010 Note	$2,212,851
Divide by Unit offering price	$3.50

Total number of Units issued to Ki Nam for
cancellation of indebtedness	632,243

Given that the fair value of the Units issued to Mr. Nam was established in the underwritten public offering and was equivalent to the fair value of the indebtedness owed to him under the 2010 Note, we did not recognize any gain or loss on the cancellation/conversion of the indebtedness.

Note 11. Derivative Liabilities, page F-21

4.
We note your disclosure that as a result of the conversion of the Series A Preferred shares, you reclassified the balance of the derivative liabilities at the date of conversion of $4,182,992 to additional paid-in capital and recorded the remaining balance of the preferred stock discount at the date of conversion as a deemed dividend.  Please explain to us, and revise Note 11 to disclose, the nature of the derivative liability related to the preferred shares, and tell us how you calculated or determined the amount of the derivative liability at the date of conversion.

In 2009, we issued an aggregate of 12,347,563 shares of Series A convertible preferred stock in connection with various transactions as follows:

Issuance for cash	2,000,000
Issuance for conversion of notes payable and accrued interest	4,031,865
Issuance for anti-dilution	4,051,948
Issuance for exchange of warrants	2,263,750

Total shares of Series A convertible preferred stock issued
and outstanding at 12/31/09	12,347,563

In 2010 we issued an additional 1,155,000 shares of Series A convertible preferred stock for cash.  In addition, in 2010 one of the holders of Series A convertible preferred stock exercised their option to convert 2,000,000 shares of Series A convertible preferred stock held by them into 4,000,000 shares of our common stock.

Securities and Exchange Commission
Division of Corporation Finance
Re: T3 Motion, Inc.
January 24, 2014

Pursuant to the terms of the Series A convertible preferred stock, if at any time while Series A preferred stock is outstanding, we sell any common stock or common stock equivalents entitling any person to acquire shares of our common stock at an effective price per share that is lower than the original conversion price, then the conversion price would reset to such lower price.  We considered the accounting guidance included in Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging, and determined that the reset feature in the embedded conversion option did not qualify for exception from derivative accounting as it was not considered to be indexed to our own stock.  Accordingly, we recorded the fair value of the embedded conversion option at the date of issuance of the Series A preferred stock as a derivative liability and a corresponding preferred stock discount.

Note 2, Summary of Significant Accounting Policies, to our consolidated financial statements discusses our accounting policy for the fair value of our financial instruments.  Our derivative liabilities, which have historically consisted of price protection features and embedded conversion options in debt, warrants and preferred stock, are classified as Level 3 liabilities under the three-level hierarchy of ASC 820, Fair Value Measurement.  We determine the fair value of these Level 3 liabilities using the Black-Scholes-Merton option pricing model.  The inputs used to determine the fair value of these liabilities are disclosed in Note 11, Derivative Liabilities, to our consolidated financial statements.  In connection with the conversion of the Series A convertible preferred stock on May 19, 2011, we valued the embedded conversion feature using the Black-Scholes-Merton option pricing model on this date with the appropriate assumptions immediately prior to conversion.

As requested by the Staff, we will revise our Note 11 disclosure in future filings to discuss the nature of the derivative liability consistent with our response above.

5.
We note your disclosure that during the years ended December 31, 2012 and 2011, you recorded other income of $7,752,076 and $2,313,555, respectively, related to the change in fair value of the warrants and embedded conversion features, which is included in other income in the statements of operations.  Please explain to us, how you calculated or determined the amount of income recognized.  Also, please explain to us and revise MD&A to disclose the reasons that led to a decrease in the fair value of the derivative liabilities in both 2012 and 2011.

Our derivative liabilities are initially recorded at fair value at the date of issuance using the Black-Scholes-Merton option pricing model, and are marked-to-market at each balance sheet date using the Black-Scholes-Merton option pricing model.  Any change in the fair value between balance sheet dates is recorded in the statement of operations as other income or other expense.  If the fair value of the derivative liabilities is higher at the subsequent balance sheet date, we record other expense.  If the fair value of the derivative liabilities is lower at the subsequent balance sheet date, we record other income.  Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

Securities and Exchange Commission
Division of Corporation Finance
Re: T3 Motion, Inc.
January 24, 2014

The fair value of our derivative liabilities decreased by $7.8 million in 2012 and $2.3 million in 2011 resulting in other income of $7.8 million in 2012 and other income of $2.3 million in 2011.  During 2012, the change in fair value of derivative liabilities included other income of approximately $7.5 million directly related to the change in fair value of the derivative liabilities recorded on November 27, 2012 (date of the senior convertible debenture financing) through December 31, 2012.  These derivative liabilities were associated with the embedded conversion feature included in the senior convertible debentures and anti-dilution feature included in the warrants issued in the November 27, 2012 senior convertible debenture financing.  Also, during 2012, the change in fair value of derivative liabilities included approximately $235,000 directly related to the change in fair value of the embedded conversion feature included in the JMJ Financial (“JMJ”) convertible note payable and anti-dilution feature included in the JMJ warrants issued in 2012 in connection with the JMJ financing.  The remaining change in fair value of derivative liabilities during 2012 of approximately $16,000 was directly related to the change in fair value of the anti-dilution features included in the warrants issued to Mr. Nam and Immersive Media Corp. (“Immersive”) in previous years.

The decrease in the fair value of the derivative liabilities recorded in connection with the November 27, 2012 debenture financing through December 31, 2012 was primarily related to the decrease in the market price of our common stock from $0.33 at November 27, 2012 to $0.24 at December 31, 2012.  Also, the decrease in the fair value of the derivative liabilities associated with the JMJ financing on August 10, 2012 through November 27, 2012 (date of extinguishment) was primarily related to the decrease in the market price of our common stock from $0.74 on August 10, 2012 to $0.33 on November 27, 2012.  The other assumptions used in our Black-Scholes-Merton option pricing model to value these derivative liabilities, such as expected term, volatility, and discount rate, had an insignificant impact on the change in the fair value of the derivative liabilities.

During 2011, the change in fair value of derivative liabilities included other income of approximately $1.1 million directly related to the change in fair value of the derivative liabilities associated with the embedded conversion feature included in the Series A convertible preferred stock which was outstanding during 2011 until the conversion of such Series A preferred stock in May 2011, and an anti-dilution feature included in warrants issued in connection with the issuance of Series A convertible preferred stock.  Also, during 2011, the change in fair value of derivative liabilities included approximately $323,000 directly related to the change in fair value of the embedded conversion feature included in the Vision Opportunity Master Fund, Ltd. (“Vision”) convertible debenture and anti-dilution feature included in the Vision warrants which were outstanding in 2011 prior to the conversion of the debenture in May 2011.  The remaining change in fair value of derivative liabilities during 2011 of approximately $845,000 was directly related to the change in fair value of the anti-dilution features included in the warrants issued to Mr. Nam and Immersive in previous years.

Securities and Exchange Commission
Division of Corporation Finance
Re: T3 Motion, Inc.
January 24, 2014

The decrease in the fair value of the derivative liabilities associated with the embedded conversion feature included in the Series A convertible preferred stock which was outstanding during 2011 until its conversion in May 2011 in connection with our public offering was primarily due to the decrease in the expected term during 2011 as compared to December 31, 2010.  The decrease in the fair value of the derivative liabilities associated with the anti-dilution feature in the Series A preferred stock warrants was directly related to the decrease in the market price of our common stock from $4.00 (post-split) at December 31, 2010 to $3.50 (post-split) at May 19, 2011 (date of conversion).  The decrease in the fair value of the derivative liabilities associated with the Vision convertible debenture and warrants is primarily related to the decrease in the market price of our common stock from $4.00 (post-split) at December 31, 2010 to $3.50 (post-split) at May 19, 2011 (date of conversion).  Also, the decrease in the fair value of the derivative liabilities associated with the warrants issued to Ki Nam and Immersive was primarily related to the decrease in the market price of our common stock from $4.00 (post-split) at December 31, 2010 to $0.46 on December 31, 2011.  The other assumptions used in our Black-Scholes-Merton option pricing model to value these derivative liabilities, such as expected term (other than noted above), volatility, and discount rate, had an insignificant impact on the change in the fair value of the derivative liabilities.

As requested by the Staff, we will revise our MD&A in future filings to disclose the reasons that led to a decrease in the fair value of the derivative liabilities.

Note 12. Equity, page F-24 Series A Convertible Preferred Stock, page F-24

6.
We note your disclosure that in connection with the May 2011 Public Offering, Series A Preferred shareholders converted all outstanding Series A Preferred shares into 2,872,574 shares of common stock. Please tell us how you accounted for this conversion, including how you determined or calculated the conversion ratio of preferred shares into shares of common stock.

The conversion ratio of preferred shares into shares of common stock was calculated in accordance with the terms set forth in our Certificate of Designation for our Series A Convertible Preferred Stock.  Pursuant to our Certificate of Designation, “the Conversion Price shall be reduced by multiplying the conversion price by a fraction, the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock which the offering price for such Dilutive Issuance would purchase at the then Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance.  Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued.”  The standard conversion ratio is 0.20 shares of Common Stock per one share of Series A Convertible Preferred Stock.

Securities and Exchange Commission
Division of Corporation Finance
Re: T3 Motion, Inc.
January 24, 2014

The following is the calculation for the ratio (price) at the date of conversion on May 19, 2011 (split effected):

Preferred Stock Conversion Ratio:
Shares of common stock outstanding at 12/31/10
(prior to dilutive issuance)		5,065,847
Series A preferred shares outstanding at 12/31/10	11,502,563
Conversion price	$5.00
		2,300,513
Add:
Gross proceeds from initial public offering	$11,100,000
Conversion of Vision debt:
Principal	3,500,000
Accrued interest	486,098
Conversion of Ki Nam debt:
Principal	2,121,000
Accrued interest	91,851
	$17,298,949

Units consist of three (3) equity instruments	3.00
Total number of dilutive instruments	51,896,847

Current conversion price (prior to dilutive issuance)	5.00

Shares purchased at previous conversion price
(prior to dilutive issuance)		10,379,369

Chardan purchase option (shares)		142,857

NUMERATOR			17,888,586

Shares of common stock outstanding at 12/31/10
(prior to dilutive issuance)		5,065,847
Preferred shares at 12/31/10	11,502,563
Conversion price	$5.00
		2,300,513
Add:
Gross proceeds from initial public offering	$11,100,000

Securities and Exchange Commission
Division of Corporation Finance
Re: T3 Motion, Inc.
January 24, 2014

Conversion of Vision debt:
Principal	3,500,000
Accrued interest	486,098
Conversion of Ki Nam debt:
Principal	2,121,000
Accrued interest	91,851
	$17,298,949
Units consist of three (3) equity instruments	3.00
Total number of dilutive instruments	51,896,847

Unit price in offering (after dilutive issuance)	$3.50

Shares purchased at new price (after dilutive issuance)		14,827,671

Chardan purchase option (shares)		142,857

DENOMINATOR			22,336,886

Change in conversion price:
Numerator			17,888,586
Denominator			22,336,886

Percentage reduction in conversion price			0.8009
Multiply times original conversion price			$5.00

New conversion price per Company (rounded)			$4.00

The conversion transaction was accounted for as an exchange of the outstanding shares of our Series A Convertible Preferred Stock for shares of our Common Stock based on the new conversion price (ratio).  There was no gain or loss recognized in the conversion transaction.

Securities and Exchange Commission
Division of Corporation Finance
Re: T3 Motion, Inc.
January 24, 2014

Form 10-Q for the quarter ended June 30, 2013

Note 8. Derivative Liabilities, page 16

7.
We note from your disclosure in Note 8 that you recorded other income of $13,380,311 and $15,899,474 during the three and six months ended June 30, 2013 as a result of changes in the fair value of the Company's derivative liabilities. Please explain to us, and revise your discussion in MD&A and Note 8 to disclose how the change in fair value of the derivatives was calculated or determined, and the reasons for the decrease in the fair value of those derivatives. If the decrease in fair value was due to a decline in the fair value of your common shares, please indicate the changes in the fair value of your shares that occurred during the three and six months ended June 30, 2013. As part of your response, please also include the nature of any significant assumptions made or estimates used by management in determining the fair value of the warrants at each period end. Also, include in your response the amount of the change that resulted from the exercise price reduction of the Ki Nam and Immersive Warrants.

Our derivative liabilities are initially recorded at fair value at the date of issuance using the Black-Scholes-Merton option pricing model, and are marked-to-market at each balance sheet date using the Black-Scholes-Merton option pricing model.  Any change in the fair value between balance sheet dates is recorded in the statement of operations as other income or other expense.  If the fair value of the derivative liabilities is higher at the subsequent balance sheet date, we record other expense.  If the fair value of the derivative liabilities is lower at the subsequent balance sheet date, we record other income.  Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

During the three months ended March 31, 2013, other income included a change in the fair value of derivative liabilities of $2,519,163.  The change in fair value of derivative liabilities included other income of approximately $2.4 million directly related to the change in fair value of the derivative liabilities related to the November 2012 financing.  These derivative liabilities were associated with the embedded conversion feature included in the senior convertible debentures and anti-dilution feature included in the warrants issued in the November 2012 financing.  Also, during the three months ended March 31, 2013, the change in fair value of derivative liabilities included other income of approximately $96,000 directly related to the change in fair value of the embedded conversion feature included in the debentures issued in our March 2013 financing and related warrants.  The remaining income from the change in fair value of derivative liabilities during the three months ended March 31, 2013 of approximately $4,000 was directly related to the change in fair value of the anti-dilution features included in the warrants issued to Mr. Nam and Immersive in previous years.

Securities and Exchange Commission
Division of Corporation Finance
Re: T3 Motion, Inc.
January 24, 2014

The decrease in the fair value of the derivative liabilities recorded in connection with the November 2012 debenture financing through March 31, 2013 was primarily related to the decrease in the market price of our common stock from $0.24 at December 31, 2012 to $0.21 at March 31, 2013.  This $0.03 decrease in the market value of our common stock when applied to approximately 87 million shares at March 31, 2013 had a significant impact on the change in fair value of the derivative liabilities.  The other assumptions used in our Black-Scholes-Merton option pricing model to value these derivative liabilities, such as expected term, volatility, and discount rate, had an insignificant impact on the change in the fair value of the derivative liabilities.

During the three months ended June 30, 2013, other income included a change in fair value of derivative liabilities of $13,380,311, resulting in other income of $15,899,474 for the six months ended June 30, 2013.  The change in fair value of derivative liabilities included other income of approximately $15.9 million directly related to the change in fair value of the derivative liabilities related to the November 2012 and March 2013 financings.  These derivative liabilities were associated with the embedded conversion features included in the senior convertible debentures and anti-dilution features included in the warrants issued in the November 2012 and March 2013 financings.  The remaining income from the change in fair value of derivative liabilities during the six months ended June 30, 2013 of approximately $27,000 was directly related to the change in fair value of the anti-dilution features included in the warrants issued to Mr. Nam and Immersive in previous years.

The decrease in the fair value of the derivative liabilities recorded in connection with the November 2012 and March 2013 financings debenture financing through June 30, 2013 was primarily related to the decrease in the market price of our common stock from $0.24 at December 31, 2012 to $0.04 at June 30, 2013.  The other assumptions used in our Black-Scholes-Merton option pricing model to value these derivative liabilities, such as expected term, volatility, and discount rate, had an insignificant impact on the change in the fair value of the derivative liabilities.

As requested by the Staff, in future filings we will revise our disclosure in Note 8 to our condensed consolidated financial statements and our MD&A to discuss the reasons for the decrease in the fair value of our derivative liabilities.

Securities and Exchange Commission
Division of Corporation Finance
Re: T3 Motion, Inc.
January 24, 2014

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any further comments or questions.

Very truly yours,

T3 MOTION, INC.

/s/ William Tsumpes
By:	William Tsumpes
Its:	Chief Executive Officer